UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Jefferies Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of class of securities)

472319102
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

September 22, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 472319102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	56,506,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	56,506,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		56,506,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		27.95%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	56,506,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	56,506,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		56,506,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		27.95%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 472319102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	56,506,024
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	56,506,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		56,506,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		27.95%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Jeffvest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	15	SOLE VOTING POWER:	-0-
	16	SHARED VOTING POWER:	56,506,024
	17	SOLE DISPOSITIVE POWER:	-0-
	18	SHARED DISPOSITIVE POWER:	56,506,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		56,506,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		27.95%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 472319102	13D	Page 6

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 30, 2008 (the “Original Schedule”) by Leucadia National Corporation (“Leucadia”) and certain subsidiaries thereof, which was subsequently amended (the Original Schedule, as amended, is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons defined herein with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Jefferies Group, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

In June 2009, Baldwin transferred all of the shares of Common Stock that it owned to its subsidiary, BEI Jeffvest, LLC (“Jeffvest”).  Baldwin is a direct subsidiary of Phlcorp Holding LLC, formerly, Phlcorp, Inc. (“Phlcorp”), which in turn is a direct subsidiary of Leucadia.

(a) – (c) and (f)   Jeffvest is a member managed Delaware limited liability company with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Jeffvest is a holding company through which Leucadia holds its interest in the Company.  All of its membership interests are owned directly by Baldwin.

Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Baldwin is a holding company through which Leucadia conducts certain of its operations.  All of its outstanding shares are owned by Phlcorp.

Phlcorp is a member managed Pennsylvania limited liability company with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Phlcorp is a holding company through which Leucadia conducts certain of its operations.  All of its outstanding shares are owned by Leucadia.

Each of Jeffvest, Baldwin, Phlcorp and Leucadia is referred to as a “Reporting Person.”

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Amendment No. 1 to Schedule A hereto.

(d) – (e)  During the last five years none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 472319102	13D	Page 7

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On September 22, 2011, Leucadia acquired beneficial ownership of 2,000,000 shares of Common Stock in a private transaction.  The aggregate amount of funds used by Jeffvest to purchase the additional 2,000,000 shares of Common Stock was $25,160,000.  The funds used to make such purchase were provided by a contribution to Jeffvest from its parent company, Baldwin.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 56,506,024 shares of Common Stock, representing approximately 27.95% of the shares of Common Stock outstanding.  All percentages in this Item 5 are based on the 202,150,582 shares of Common Stock reported as being outstanding in the Company’s Form 10-Q for the fiscal quarter ended May 31, 2011 (the “Outstanding Company Stock”).

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference.  As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Common Stock:

(i) Jeffvest may be deemed to beneficially own an aggregate of 56,506,024 shares of Common Stock, representing approximately 27.95% of the Outstanding Company Stock.

(ii) By virtue of its ownership of all of the outstanding membership interests in Jeffvest, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Jeffvest.

(iii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iv) By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common

CUSIP No. 472319102	13D	Page 8

Stock beneficially owned by Jeffvest.  Therefor, Leucadia may be deemed to beneficially own an aggregate of 56,506,024 shares of Common Stock, representing approximately 27.95% of the Oustanding Company Stock.

(v) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.  Additionally, Mr. Cumming may be deemed to beneficially own approximately 18,936.35 shares of Common Stock and Mr. Steinberg may be deemed to beneficially own 18,729 shares of Common Stock received in their respective capacities as directors of the Company.

 (b)           The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference.  Leucadia, Phlcorp, Baldwin and Jeffvest may be deemed, under Rule 13d-3, to have voting and dispositive power with respect to the 56,506,024 shares of Common Stock beneficially owned by Leucadia reflected in this Statement on Schedule 13D.

(c)           Except as otherwise described herein, none of the Reporting Persons has effected any transaction in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 of this Amendment is incorporated herein by reference.   A copy of the Stock Purchase Agreement pursuant to which the 2,000,000 shares of Common Stock were acquired by the Reporting Persons is attached as Exhibit 1 hereto.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment, and any subsequent amendment or amendments thereto, a copy of which is included as Exhibit 2 and incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.   Stock Purchase Agreement, dated as of September 22, 2011, by and between BEI Jeffvest, LLC and Richard Handler.

CUSIP No. 472319102	13D	Page 9

2.    Agreement as to Joint Filing of Schedule 13D, dated as of September 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc. and BEI Jeffvest, LLC.

CUSIP No. 472319102	13D	Page 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President
BEI JEFFVEST, LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title	President

CUSIP No. 472319102	13D	Page 11

EXHIBIT INDEX

Exhibit No.

1.   Stock Purchase Agreement, dated as of September 22, 2011, by and between BEI Jeffvest, LLC and Richard B. Handler.

2.  Agreement as to Joint Filing of Schedule 13D, dated September 22, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc. and BEI Jeffvest, LLC.

CUSIP No. 472319102	13D	Page 12

Amendment No. 1 to Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, business address, present principal occupation or employment, beneficial ownership of Common Stock and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below.  The shares of Common Stock reflected below, which includes shares of Common Stock that may be deemed to be beneficially owned under Rule 13d-3, were granted to the beneficial owner by the Issuer in connection with his service on the Issuer’s board of directors.  Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.  To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is “(a)”, Phlcorp is “(b)”, Baldwin is “(c)” and Jeffvest is “(d).”

Name and Business Address	Directorships	Offices	Principal Occupation or Employment
Ian M. Cumming c/o Leucadia National Corporation 529 E. South Temple Salt Lake City, Utah 84102	(a), (c)	Chairman of the Board of (a) and (c); Chairman of (b)	Chairman of the Board of (a)
Joseph S. Steinberg	(a), (c)	President of (a), (b) and (c)	President of (a)
Paul M. Dougan	(a)	--	Private Investor
James E. Jordan	(a)	--	Private Investor
Jesse Clyde Nichols, III	(a)	--	Private Investor
Alan J. Hirschfield	(a)	--	Private Investor and Consultant
Jeffrey C. Keil	(a)	--	Private Investor
Michael Sorkin	(a)	--	Vice Chairman of N M Rothschild Corporate Finance Limited
Philip M. Cannella		Assistant Vice President and Director of Taxes of (a); Vice President of (b), (c) and (d)	Assistant Vice President and Director of Taxes of (a)

CUSIP No. 472319102	13D	Page 13

Name and Business Address	Directorships	Offices	Principal Occupation or Employment
Thomas E. Mara		Executive Vice President of (a), (b), (c) and (d)	Executive Vice President of (a)
Joseph A. Orlando	(c)	Vice President and Chief Financial Officer of (a); Vice President of (b) and (c); and President of (d)	Vice President and Chief Financial Officer of (a)
Barbara L. Lowenthal	--	Vice President and Comptroller of (a); Vice President of (b), (c) and (d)	Vice President and Comptroller of (a)
Justin R. Wheeler	--	Vice President of (a), (b), (c) and (d)	Vice President of (a)
Jane Goldman	--	Assistant Vice President of (a)	Assistant Vice President of (a)
Joseph M. O’Connor	--	Vice President of (a), (b), (c) and (d)	Vice President of (a)
Rocco J. Nittoli	--	Vice President and Treasurer of (a), (b), (c) and (d)	Vice President and Treasurer of (a)
Corinne A. Maki	--	Assistant Secretary of (a); Vice President & Assistant Secretary of (b), (c) and (d)	Vice President & Assistant Secretary of (c)
Laura E. Ulbrandt	--	Assistant Vice President & Secretary of (a), (b), (c) and (d)	Assistant Vice President & Secretary of (a)